================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                              Form 20-F X       Form 40-F
                                       ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                    Yes         No X
                                                  ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                    Yes         No X
                                                  ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                    Yes         No X
                                                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

================================================================================

             ENDESA First Half 2004 Consolidated Results;
         Net Profit Was Euro 789 Million in January-June 2004


    MADRID, Spain--(BUSINESS WIRE)--July 27, 2004--ENDESA (NYSE:ELE):


    -- OPERATING PROFIT TOTALLED EURO 1,790 MILLION, AN INCREASE OF 9% VS THE OPERATING PROFIT OBTAINED ON THE FIRST HALF OF 2003.

    -- ORDINARY PROFIT ROSE 6.3% TO EURO 1,211 MILLION, CONFIRMING THE HIGH QUALITY OF THE COMPANY'S EARNINGS

    -- STRIPPING OUT EXTRAORDINARY RESULTS FROM BOTH PERIODS, NET PROFIT INCREASED IN THE FIRST HALF OF 2004 BY 45.8% TO EUROS 205 MILLION.

    -- EBITDA (OPERATING CASH FLOW) TOTALLED EURO 2,580 MILLION, AN INCREASE OF 5% WITH RESPECT TO EBITDA ON THE SAME PERIOD OF 2003.

    -- IN THE FIRST HALF OF 2004, ENDESA GENERATED A TOTAL OF 86,922 GWH OF ELECTRICITY IN ALL MARKETS IN WHICH IT OPERATES, AN INCREASE OF 13.9% OVER THE SAME PERIOD OF 2003, WHILE
        ELECTRICITY SALES WERE 86,360 GWH, 9.7% MORE THAN IN
        JANUARY-JUNE 2003.


    GOOD PERFORMANCES BY ALL THE COMPANY'S BUSINESS LINES

    -- All ENDESA's businesses recorded net profit in the first half of 2004.

        -- This included Euro 506 million from the Spanish electricity business, Euro 100 million from Europe, Euro 47 million from Latin America, and Euro 136 million from other businesses.

    --  They also recorded growth in operating profit:

        -- The Spanish electricity business showed growth of 8.5% compared to January-June 2003, the electricity business in the rest of Europe of 38.7%, the Latin American electricity business of 0.5% and other businesses of 58.3%.

    A STRONGER BALANCE SHEET

    -- ENDESA's net debt at 30 June 2004 stood at Euro 17,157 million, Euro 93 million less than at year-end 2003 and Euro 739 million less than at the end of the first quarter this year.

    -- 89% was at fixed or protected rates, thereby minimising risks from an interest-rate hike in coming years.

    -- The leverage ratio ended the period at 121.8% vs. 125.5% as of 31 December 2003, an improvement of 3.7 percentage points, in line with the targets of the Strategic Plan.

    SIGNIFICANT INCREASE IN ELECTRICITY GENERATION AND SALES

    -- Through June ENDESA generated a total of 86,922 GWh of electricity in all the markets in which it operates in Spain, the rest of Europe and Latin America, an increase of 13.9% on the same period of 2003.

    -- Total electricity sales totalled 86,360 GWh, a 9.7% increase over the same period of 2003.

    -- ENDESA maintained its leadership of the Spanish electricity market in the first half of the year, with a 46.1% market share in ordinary regime electricity generation, 42.3% in distribution and 41.3% in sales to final customers.

    -- ENDESA's coal plants generated 17,477 GWh in the peninsula. This equates to 17.9 % of peninsular electricity generation under the ordinary regime of the whole Spanish electricity sector, or 1 out of every 5.5 GWhs generated in the peninsula, thereby making a significant contribution to guaranteeing coverage of demand.

    STRONGER PRESENCE IN EUROPE

    -- Towards mid June, ENDESA completed the acquisition of another 34.3% of Endesa Italia from Santander Central Hispano (SCH), taking its shareholding to 85.3%.

    -- This purchase, exercising the call option included in the agreement reached between ENDESA and SCH on 13 June 2001, entailed a cost for ENDESA of Euro 817 million, which it had recorded as a liability in its balance sheet at 31 December 2003, so there is no impact on Company's consolidated debt.

    -- On July 26, the French Privatisations and Transfers Committee authorised ENDESA to acquire an additional 35% stake in the French generator Snet from Charbonnages de France.

    -- Since ENDESA already owns a 30% stake in this company, its final interest will reach 65%. As a result, Snet will be fully consolidated instead of equity accounted as has been the case to date.

    SHARP INCREASE IN CAPEX TO ENHANCE THE QUALITY OF THE SERVICE IN
    SPAIN

    -- Capex on the Spanish distribution business from January to June this year totalled Euro 337 million, 51.1% more than in the same period of 2003 due to ENDESA's efforts to improve the quality of its supply.

    GROWTH IN NATURAL GAS AND RENEWABLE ENERGIES

    -- Gas sales by companies in which ENDESA has a majority shareholding reached 7,255 GWh in the first half of 2004, an increase of 43.8% over the same period of 2003. Out of this figure, 4,984 GWh were sold to clients on the deregulated market and 2,271 GWh to those on the regulated market.

    -- The 7,255 GWh sold, together with the 6,973 GWh consumed by the Company's plants, amount to a total of 14,228 GWh, an 8.9% share of the Spanish natural gas market.

    -- 1,073 GWh were generated by installations under the special regime in which ENDESA has a controlling interest, a 12.4% increase on the first half of 2003. Most of these plants exploit renewable energy.

    THE TELECOMS BUSINESS PRODUCES A PROFIT

    -- The shareholding in AUNA contributed Euro 2 million to ENDESA's net profits, while Chilean mobile company Smartcom made its first ever profit, of Euro 4 million.

    -- These results led to a Euro 51 million increase in equity-consolidated earnings versus the same period of 2003.

    SPAIN'S NAP, CONSISTENT WITH THE CRITERIA AND PRINCIPLES DEFENDED
    BY ENDESA

    -- The National Allocation Plan (NAP) for Spain presented in July is based on historical emissions, allocating sufficient rights to both non-mainland and islands generation plants, and the technological criteria does not imply a decrease in output from ENDESA's coal -fired plants excluding the closure of some plants that the Company had already considered.

    -- Accordingly, broadly speaking the criteria defended by ENDESA is fully coherent with the principles of guarantee of supply and diversified energy sources long defended by the Company.

    1 Key highlights

    ENDESA recorded net profit in the first half of 2004 of Euro 789 million and EPS of Euro 0.75.
    This net profit represented a 9.9% fall on the first half of 2003 as a result of lower extraordinary income in the January-June period this year than last.
    Remember, in the first half of 2003 the Company booked Euro 464 million of extraordinary income, with an impact on net profit of Euro 428 million. In the first half of 2004 extraordinary income came to Euro 183 million, with an impact on net profit of just Euro 136 million.
    So, stripping out the effect of extraordinaries on net profit in the comparison between the two periods, net profit rose Euro 205 million or 45.8%.
    All ENDESA's businesses recorded net profit in the first half of 2004. This included Euro 506 million from the Spanish electricity business, Euro 100 million from Europe, Euro 47 million from Latin America, and Euro 136 million from other businesses.
    Ordinary profit was Euro 1,211 million, an increase of 6.3% versus the same period 2003, underscoring the high quality of the Company's earnings.
    In production terms, ENDESA generated during the first six months of the year a total of 86,922GWh of electricity in all the markets in which it operates in Spain, the rest of Europe and Latin America, an increase of 13.9% on the first half of 2003, with electricity sales of 86,360 GWh, growth of 9.7%.

    Increase in operating profit

    The strong increase in generation and electricity sales are especially relevant in a mature market -as it is the case- and are the key factors in driving operating profit growth, which has increased to Euro 1,790 million in the first half of 2004, 9% higher than the same period of 2003.
    We must point out this growth has been achieved dealing with adverse factors such as "pool" price reductions in Spain, higher fuel prices, low hydro conditions in Spain and Chile, etc., which confirms the solid base of the company's core business.
    Operating profit grew for all ENDESA's electricity businesses in the year's first six months:

    -- Euro 967 million for the Spanish electricity business, an advance of 8.5% compared to the first half of 2003

    --  Euro 222 million for the rest of Europe, an increase of 38.7%.

    -- Euro 582 million for the Latin American business, an increase of 0.5%.

    -- Euro 19 million for the rest of the businesses, a 58.3% increase.

    Underpinning the growth of operating profits in Spain and Latin America were the increases in demand and higher prices, which more than offset the rise in fuel costs. In Italy, the increase was due to the larger amount of energy sold, which more than offset the decline in the average price.

    Debt reduction

    ENDESA's net debt at 30 June 2004 was Euro 17,157 million, a reduction of Euro 93 million from 31 December 2003 and Euro 739 million from 31 March 2004.
    The decline in debt and increase of Euro 337 million in shareholders' equity and minority shareholdings to Euro 14,083 million at 30 June 2004 takes the leverage ratio to 121.8%, 3.7 percentage points below 31 December 2003.

    Others key figures

    Financial expenses totalled Euro 459 million, compared with Euro 347 million in the first half of 2003. These results include a slightly positive net currency effect of Euro 9 million, compared to a Euro 169 million gain in the first half of 2003.
    AUNA and Smartcom's results continued to perform well in the first half of 2004, with both companies contributing to ENDESA's profits. Their contribution totalled Euro 6 million, an improvement of Euro 51 million on the same period last year.
    Finally, extraordinary income came to Euro 183 million, including notably a Euro 102 million capital gain on the sale of the Aguas de Barcelona stake, which had an Euro 87 million impact on net profit.

    The National Allocation Plan

    At the beginning of July, Spain's proposed National Allocation Plan (NAP) for emission rights in compliance with the commitments acquired in relation to the Kyoto Protocol was presented.

    The main features with regard to electricity companies are:

    -- The basic criteria for the allocation of rights is based on real average historical emissions for the period 2000-2002, according to direct measuring reflected in the Greenhouse
        Emissions Inventory, GEI, for 1990-2002.

    -- The proposed Plan allocates enough rights for the islands and other non-mainland facilities for which ENDESA is developing projects to introduce gas through CCGTs.

    -- The technological criteria defined regarding the coverage of demand for the period 2005-2007 will not imply significant reduction in the output of ENDESA's coal plants excluding the closure of plants that were already considered.

    So, even though the Proposal does not establish specific criteria, but rather general guidelines -we will have to wait to see the definitive allocation by plant- broadly speaking it is fully coherent with the principles of guarantee of supply and diversified energy sources defended by ENDESA.

    Transactions carried out in Europe

    In the first half of the year ENDESA carried out two corporate transactions that significantly strengthened its presence in the European electricity business.
    In June, ENDESA completed the acquisition of another 34.3% of Endesa Italia from Santander Central Hispano (SCH), raising its shareholding in the Italian company to 85.3%.
    This purchase, exercising the call option included in the agreement reached between ENDESA and SCH on 13 June 2001, entailed a cost for ENDESA of Euro 817 million, which it recorded as a liability in its balance sheet at 31 December 2003, so it did not lead to any increase in the Company's consolidated debt.
    On the other hand, last July 27, 2004, the French Privatization and Transfers Committee approved the acquisition of an additional 35% interest of Snet from Charbonnages de France by ENDESA, which already owned 30% of the French generation company, thus increasing Endesa's total interest up to 65%.
    The conditions of the authorization do not significantly differ from those set forth initially. The precise terms of the agreement will be public once the transaction is closed, which is expected by September.
    Once this transaction is finalized, the French company's financial statements will be fully consolidated with ENDESA and not equity accounted as has been the case until now.

    2 Results analysis

    The table below shows the key figures from ENDESA's consolidated P&L for the first half of 2004 and 2003.


Endesa key P&L data (Euro million)
----------------------------------------------------------------------
                                                                   %
                                               06/30/04 06/30/03  var.
----------------------------------------------------------------------
Revenues                                          8,310    7,762  7.1
----------------------------------------------------------------------
Operating cash flow (EBITDA)                      2,580    2,458  5.0
----------------------------------------------------------------------
Operating profit                                  1,790    1,642  9.0
----------------------------------------------------------------------
Ordinary profit                                   1,211    1,139  6.3
----------------------------------------------------------------------
Net profit                                          789      876 -9.9
----------------------------------------------------------------------
Cash flow                                         1,845    1,842  0.2
----------------------------------------------------------------------



    2.1 Operating profit

    ENDESA posted revenue of Euro 8,310 million in the first half of 2004, an increase of 7.1% on the same period of 2003.

    Operating cash flow (EBITDA) increased 5% to Euro 2,580 million.

    Operating profit totalled Euro 1,790 million, 9% higher.

    The table below shows the breakdown for ENDESA's markets and businesses by revenue, cash flow, operating cash flow (EBITDA) and operating profits.


                                  Electricity
                                   business      Latin       Other
                       Spain        Europe      America    businesses
----------------------------------------------------------------------
                    Euro     %    Euro   %     Euro   %    Euro   %
                    mill.  total  mill. total  mill. total mill. total
----------------------------------------------------------------------
Revenues           5,188    62.4  1,122  13.5  1,934  23.3  66    0.8
----------------------------------------------------------------------
Operating cash
  flow             1,471    57.0    281  10.9    791  30.7  37    1.4
----------------------------------------------------------------------
Operating profit     967    54.0    222  12.4    582  32.5  19    1.1
----------------------------------------------------------------------
Cash flow          1,077    58.4    258  14.0    464  25.1  46    2.5
----------------------------------------------------------------------


    2.1.1 Electricity business in Spain

    ENDESA's Spanish electricity business made operating profits of Euro 967 million in the first six months of 2004, an increase of Euro 76 million in absolute terms or 8.5% in percentage terms on the same period last year.
    Euro 49 million of this increase came from the extension in the estimated useful life of the company's nuclear power plants from 30 to 40 years, resulting in smaller depreciation charges for these plants.
    Coinciding with this change, ENDESA begun making provisions to cover the costs of dismantling these plants once their useful lives have concluded. In the first half of 2004, Euro 5 million was provided for in this respect.

    The changes in the main operating profit items were as follows:

                                                  Euro Million
----------------------------------------------------------------------
                                            6/30/04 6/30/03 Chg   %
----------------------------------------------------------------------
Net sales*                                   3,097   2,912  185  6.4
----------------------------------------------------------------------
Raw materials                                (778)   (696)  (82) 11.8
----------------------------------------------------------------------
Depreciation and provisions                  (519)   (560)   41  -7.3
----------------------------------------------------------------------
Wages, salaries and others                   (833)   (765)  (68)  8.9
----------------------------------------------------------------------
Operating profit                              967     891    76   8.5
----------------------------------------------------------------------



* Revenues (-) electricity purchased (-) electricity transmission and other external expenses

    A 6.4% increase in net income as a result of the 7% rise in output, the average 1.7% hike in the regulated tariff for 2004 compared to 2003 and the 7% increase in the average price levied on deregulated clients. Meanwhile, net income from distribution operations only rose 2%.
    Net income gains were Euro 35 million higher than the rise in fuel and fixed costs. This, coupled with the lower depreciation charge, enabled operating profit to increase by Euro 76 million, or 8.5%.
    Below we set out a detailed breakdown of the various items comprising ENDESA's electricity operating profits.

    2.1.1.1. Revenues

    ENDESA's Revenues from the Spanish electricity business in the first half of 2004 were Euro 5,188 million, a 4.5% increase from the year earlier. The breakdown by item was as follows.

                                                  Euro million
----------------------------------------------------------------------
                                         06/30/04 06/30/03 Chg  %Chg
----------------------------------------------------------------------
Sales                                      4,857    4,682  175   3.7
----------------------------------------------------------------------
Technology CTC                               158      129   29  22.5
----------------------------------------------------------------------
Coal CTC                                      46       39    7  18.0
----------------------------------------------------------------------
Services                                     127      116   11   9.5
----------------------------------------------------------------------
TOTAL                                      5,188    4,966  222   4.5
----------------------------------------------------------------------



    Sales in the Spanish electricity market were Euro 4,857 million, as follows:

                                                  Euro million
----------------------------------------------------------------------
                                        06/30/04  06/30/03  Chg  %Chg
----------------------------------------------------------------------
Peninsular generation                     1,368    1,341     27   2.0
----------------------------------------------------------------------
Distribution and supply at peninsular
 tariff                                   1,867    1,901    (34) -1.8
----------------------------------------------------------------------
Supply to liberalized clients               861      667    194  29.1
----------------------------------------------------------------------
Non-peninsular systems                      515      466     49  10.5
----------------------------------------------------------------------
Non-peninsular compensation                 108      100      8   8.0
----------------------------------------------------------------------
Wholesale bilateral transactions              4       53    (49)-92.5
----------------------------------------------------------------------
Gas                                         110       88     22  25.0
----------------------------------------------------------------------
Others                                       24       66    (42)-63.6
----------------------------------------------------------------------
TOTAL                                     4,857    4,682    175   3.7
----------------------------------------------------------------------



    In the first half of 2004, ENDESA maintained its leadership of the Spanish electricity market, with a 46.1% market share in ordinary regime electricity generation, 42.3% in distribution and 41.3% in sales to end customers.

    Peninsular generation

    In the first half of 2004, demand for electricity in the Spanish peninsular system grew by 4.7% compared to the first half 2003. But generation under the ordinary regime grew faster than this, by 5.9%, as a result of the decline in the balance of international exchanges and the 12.4% increase in special regime generation.
    ENDESA generated 41,642 GWh of all electricity sold on the wholesale market through June, representing a rise of 7% on the same period of 2003 and giving it a market share of 42.7%.
    Meanwhile, companies operating under the special regime -in which ENDESA has a controlling interest- generated 1,073 GWh during the first six months of this year , an increase of 12.4% over the same period of 2003.
    Moreover, ENDESA has interests in other companies that also produce renewable energy under the special regime by an additional amount of 1,823 GWh during the first six months of year 2004.
    ENDESA's mainland sales came to Euro 1,368 million, a 2% increase on the first half of 2003. The increase was due to the rise in production mentioned above and a 4.8% fall in average pool prices from last year. In absolute terms, the average pool price for the first half of 2004 was Euro 32 per MWh.
    With respect to the first half of the previous year, fuel-oil power plants were replaced by CCGT plants in considering marginal prices. Hence, electric power system marginal costs have changed from 40-50 euros/MWh for the fuel-oil power plants to 25-30 euros/MWh for CCGT. This along with the significant reserve margin increase (that is to say, the increase of the relation between available capacity and demand), yields a slight decrease in the pool average price, which has gone from 33,6 euros/MWh in January-June of 2003 to 32 euros/MWh previously mentioned during the first half of 2004.
    By technology, coal plants set the marginal price 20% of the time, compared to 76% by hydro plants.

    The table below shows the structure of peninsular electricity generation for ENDESA and the sector as a whole in the first halves of 2004 and 2003:


Peninsular electricity generation structure of Endesa and the Spanish sector (%)
----------------------------------------------------------------------
                                                 ENDESA      Sector
----------------------------------------------------------------------
                                               1H    1H    1H    1H
                                               2004  2003  2004  2003
----------------------------------------------------------------------
Nuclear                                        34.2  34.3  31.4  31.6
----------------------------------------------------------------------
Coal                                           42.0  42.9  36.2  34.8
----------------------------------------------------------------------
Hydro                                          15.7  17.7  18.4  25.6
----------------------------------------------------------------------
CCGT                                            7.0   3.5  12.2   5.5
----------------------------------------------------------------------
Fuel-gas                                        1.1   1.6   1.8   2.5
----------------------------------------------------------------------
Total                                         100.0 100.0 100.0 100.0
----------------------------------------------------------------------


    These figures confirm the stability of ENDESA's generation mix in respect of fluctuations in rainfall levels, indicating that the company is not so exposed to the unstable regime of hydro contributions, which is a characteristic feature on the peninsula, as other utilities.
    Meanwhile, ENDESA's coal-fired plants achieved an 84.1% availability rate in the first quarter of 2004, a much higher level than the CCGTs, with power from these covering 17.9% of the increase in demand registered in the period.
    In sum, ENDESA's position in the generation market, underpinned by a balanced mix and appropriate size relative to demand, goes a long way to ensuring supply and the competitiveness of generation costs.

    Distribution and supply at peninsular tariff

    ENDESA distributed 40,938 GWh of electricity in the peninsular market in the first half of 2004, of which 27,287 GWh were sold at the regulated tariff.
    ENDESA's distribution fees and energy sales on the peninsular market fell by 1.8% compared to the same period of 2003. This fall was mainly the result of a 1% drop in energy supplied at tariff and the 5.2% reduction in the price of energy acquired from the pool, which automatically feeds through to revenue billed to customers on the regulated market.
    The gross distribution margin, measured as the difference between energy sales, purchases and costs in this activity, amounted to Euro 667 million, an increase of 2% on the first half of 2003.

    Supply to deregulated clients

    ENDESA sold 14,499 GWh to clients on the deregulated market in the first half of 2004, an increase of 21% from 2003.
    This increase breaks down as follows: 15.4% in areas in which ENDESA acts as distributor, 11.6% in other areas and 90% to clients in other European countries.
    The rise in energy sold on the deregulated market, together with the 7% increase in the average price, allowed for growth of 29.1% in sales from this activity, to Euro 861 million.
    We would also underline that ENDESA ended June with 253,000 clients in Spain's deregulated market.

    Non-peninsular systems

    ENDESA's output in non-peninsular systems was 6,200 GWh in the first half of 2004, 6.7% more than in the same period of 2003.

    Demand rose 6.4% in all these markets as a whole.

    Sales on these markets in the period were Euro 515 million, representing growth of 10.5% from the first half of 2003, basically as a result of this rise in demand.
    In addition, the company received Euro 108 million in compensation, Euro 8 million more than in the first half of 2003.
    Under Royal Decree 1747/2003, fuel costs for extra-peninsular generation must be included in the sale price, as a pass-through. The corresponding settlements are to be made when the Decree comes into effect.
    Given the costs of fuels used in non-peninsular generation, which have risen in recent months, compensation for excessive costs on non-peninsular generation will be higher than that paid recently. However, ENDESA has not included this increase in revenues as it is unable to quantify it.

    Gas

    Gas sales amounted to Euro 110 million in the first half of 2004, an increase of 25% compared to the same period of last year.
    In energy terms, sales from companies in which ENDESA has a majority stake amount to 7,255 GWh, an increase of 43.8% over the same period of 2003. Out of this figure, 4,984 GWh were sold on the deregulated market and 2,271 GWh on the regulated market. On the other hand, 600 GWh, included in total sales, correspond to companies that are not globally consolidated.
    The 7,255 GWh sold, together with the 6,973 GWh consumed by ENDESA's generation plants, amount to a total of 14,228 GWh, implying an 8.9% share of the Spanish natural gas market.

    CTC

    In the first half of 2004, system revenues were sufficient to cover all the system's recognized costs, allowing for the payment of Euro 299 million in stranded costs (CTC).
    Of this amount, Euro 158 million correspond to ENDESA, Euro 29 million more than in the first half of 2003.

    2.1.1.2. Operating costs.

    The following table shows the breakdown of operating costs for ENDESA's Spanish electricity business in the first half of 2004 and 2003.

                                                Euro million
----------------------------------------------------------------------
                                       06/30/04  06/30/03  Chg  %Chg
----------------------------------------------------------------------
Purchases                                2,981     2,858   123   4.3
----------------------------------------------------------------------
 Energy purchases                        1,900     1,910  (10)  -0.5
----------------------------------------------------------------------
 Raw materials                             778      696    82   11.8
----------------------------------------------------------------------
 Transmission and other external costs      303      252    51   20.2
----------------------------------------------------------------------
Depreciation                               504      536   (32)  -6.0
----------------------------------------------------------------------
Provisions                                  15       24    (9) -37.5
----------------------------------------------------------------------
Personnel                                  439      415    24    5.8
----------------------------------------------------------------------
Other operating expenses                   394      350    44   12.6
----------------------------------------------------------------------
TOTAL                                    4,333    4,183   150    3.6
----------------------------------------------------------------------


    Purchases.

    Purchases from January to June 2004 in the Spanish electricity business were Euro 2,981 million, an increase of Euro 123 million or 4.3% on the first half of 2003. This was due mainly to the following factors:

    -- Energy purchases basically made by ENDESA's distributor and supplier for client sales decreased by Euro 10 million or 0.5%. This reduction was mainly the result of a 3.7% rise in energy supplied to both tariff and deregulated clients in the peninsula and the 5.2% decrease in the average price of the energy acquired.

    -- Gas purchases for client sales increased by Euro 18 million or 29% due to the 25% increase in gas sales.

    -- Fuel costs for electricity generation increased by Euro 64 million due to higher international prices, higher production, and lower hydro conditions. This figure accounts for 10.1% of the cost of goods sold in the first half of 2003.

    We would also underline that Spanish coal acquired by ENDESA from its own mines is not exposed to international prices, unlike with the gas used at the CCGTs, whose price is linked to oil prices. Accordingly, ENDESA's production mix helps make the generation costs of the peninsular electricity generation system more competitive.

    Depreciation

    Depreciation in the first half 2004 was Euro 504 million, a reduction of Euro 32 million on the same period 2003.
    The extension in the estimated useful life of the company's nuclear power stations, from 30 to 40 years, with effect from 1 January 2004, resulted in a Euro 49 million smaller depreciation charge than would have been the case otherwise.
    Excluding this impact, the depreciation charge for ENDESA's Spanish electricity business increased by Euro 17 million due to the depreciation of the investments made in 2003 and in the first half of 2004.

    Personnel

    At 30 June 2004, ENDESA's Spanish electricity business employed 13,550 employees, a reduction of 101 with respect to 31 December 2003.
    In the first half of 2004, personnel expenses totalled Euro 439 million, an increase of 5.8% on 2003.
    This increase in personnel costs is the result of the salary rise for year 2004 and the deviation between the projected and the real CPI for the first half of year 2003.
    In May 2004 the company signed a collective employment agreement covering most of the workers in ENDESA's electricity business in Spain. This agreement comes into effect from 1 January 2003 and runs until 31 December 2007.

    Other operating expenses

    Other operating expenses totalled Euro 394 million in the first half of 2004, an increase of Euro 44 million with respect to 2003.
    This increase was due mainly to the Euro 16 million increase in operation and maintenance of the Company's electricity networks as a result of plans aimed at enhancing the quality of supply in operation and the Euro 15 million increase in tax, mostly from the increase in the public thoroughfare levy because of higher sales and the environmental tax which has begun to be levied in Andalusia.

    2.1.2 Electricity business in Europe

    Operating profit from the electricity business in Europe totalled Euro 222 million in the first half of 2004, an increase of 38.7% with respect to 2003.
    In both the first half of 2004 and in 2003, almost all these earnings came from ENDESA Italia.
    Figures for energy sales and purchases of this business include bilateral wholesale agreements reached on the European market, whose results were neutral. These operations declined Euro 7 million compared to the same period of 2003.
    Operating cash flow (EBITDA) from this business was Euro 281 million in the January-June 2004 period, an increase of 30.7% on the same period last year.

    Endesa Italia's results

    The following table shows changes in ENDESA Italia's operating profit between the first half of 2004 and the first half of 2003.


ENDESA Italia key data
----------------------------------------------------------------------
                                                  Euro million
----------------------------------------------------------------------
                                         06/30/04 06/30/03 Chg   Chg%
----------------------------------------------------------------------
Revenues                                    800      623   177   28.4
----------------------------------------------------------------------
Capitalized expenses                          9        8     1   12.5
----------------------------------------------------------------------
Other revenues                                5       27   (22) -81.5
----------------------------------------------------------------------
Energy purchases                            (96)     (42)  (54) 128.6
----------------------------------------------------------------------
Raw materials                              (347)    (329)  (18)   5.5
----------------------------------------------------------------------
Electricity                                 (13)      (2)  (11) 550.0
----------------------------------------------------------------------
Personnel expenses                          (32)     (32)    -      0
----------------------------------------------------------------------
Depreciation                                (59)     (55)   (4)   7.3
----------------------------------------------------------------------
Other expenses                              (40)     (33)   (7)  21.2
----------------------------------------------------------------------
Operating profit                            227      165    62   37.6
----------------------------------------------------------------------



    ENDESA Italia's revenue was 28.4% higher in the first six months of 2004 than in the same period of 2003, reflecting a 39% increase in electricity sold mitigated by a 10.7% decrease in the average sale price due to the tariff revision approved by the local Electricity and Gas Authority.
    This tariff revision has gone to appeal and obtained a successful ruling. If this tariff reduction is ultimately cancelled, it will boost ENDESA Italia's operating profit by Euro 30 million, already charged but not booked as income.
    Meanwhile, the Electricity and Gas Authority have passed resolution 8/04 of 5 February, approving the compensation for the purchase of "Green certificates" in previous years. This has boosted the company's revenues by Euro 18 million.
    ENDESA Italy sold 12,940 GWh of electricity in the first half of 2004, of which 2,059 GWh was bought from third parties, at a cost of Euro 96 million.
    ENDESA Italia's electricity output was 10,880 GWh, an increase of 2,283 GWh or 26.6% on the same period of 2003. This increase was due to a 459 GWh rise in hydro and a 1,824 GWh rise in thermal output. The latter, together with higher fuel prices, led to an Euro 18 million increase in fuel costs.

    2.1.3 Electricity business in Latin America

    Operating profit from ENDESA's electricity business in Latin America totalled Euro 582 million in the first half of 2004, an increase of 0.5% with respect to 2003.
    Note that operating profit in this business rose in euros even though the average value of the euro versus the dollar was 9.8% higher in the first half 2004 than the first half 2003 and that much of the business, mainly generation and Brazil-Argentina interconnections, is sensitive to the performance of the dollar.
    Measured in dollars, the operating profit of the Latin American electricity business in the first half of 2004 increased by 11.6%.
    This performance demonstrates the basic strength of ENDESA's Latin American electricity business and the favourable operating performance of its subsidiaries in the region.
    The table below shows the generation and distribution figures of ENDESA's Latin American subsidiaries in the first half of 2004 compared to the same period in 2003.

                                   Generation(GWh)  Distribution(GWh)
----------------------------------------------------------------------
                                      1H   % Chg        1H   % Chg
                                     2004  vs 1H       2004   vs 1H
                                            2003               2003
----------------------------------------------------------------------
Chile                                7,788  -8.7       5,539    8.5
----------------------------------------------------------------------
Colombia                             6,088  19.9       4,754    5.2
----------------------------------------------------------------------
Argentina                            8,060  65.8       6,726    7.8
----------------------------------------------------------------------
Brazil                               2,623 123.8       6,711    4.1
----------------------------------------------------------------------
Peru                                 2,568   6.5       2,097    6.1
----------------------------------------------------------------------
TOTAL                               27,127  23.0      25,827    6.4
----------------------------------------------------------------------



    All ENDESA's generation and distribution subsidiaries recorded substantial growth except those in Chile, which sustained a decline mainly due to the sale of the Canutillar plant.
    The table below sets out the operating cash flow (EBITDA) and operating profit of ENDESA's Latin American electricity business, broken down by activity:

                                               Euro million
----------------------------------------------------------------------
                                      Operating cash    Operating
                                            flow          profit
----------------------------------------------------------------------
                                       1H   1H  % Chg  1H   1H   %Chg
                                       2004 2003       2004 2003
----------------------------------------------------------------------
Genco and transmission                 473  498  -5.0  362  382  -5.2
----------------------------------------------------------------------
Distribution                           344  310  11.0  248  219  13.2
----------------------------------------------------------------------
Others                                 (26) (19)-36.8  (28) (22)-27.3
----------------------------------------------------------------------
Total                                  791  789   0.3  582  579   0.5
----------------------------------------------------------------------



    Noteworthy were the sharp increases in both Operating cash flow (EBITDA) and operating profit from the distribution business, of 11% and 13.2%, respectively. The declines in both from generation were mainly due to the contribution decrease from the interconnection between Argentina and Brazil.
    The following table shows the operating cash flow (EBITDA) and operating profit of Latin American power generation and distribution firms in the first half of 2004 compared to the same period in 2003, broken down by the countries where ENDESA operates through fully consolidated subsidiaries.


                                         Operating      Operating
                                         cash flow        profit
----------------------------------------------------------------------
                                       1H   1H  % Chg  1H   1H  % Chg
                                       2004 2003       2004 2003
----------------------------------------------------------------------
Genco and transmission
----------------------------------------------------------------------
Chile                                  144  147  -2.0  104  100   4.0
----------------------------------------------------------------------
Colombia                               109   91  19.8   88   71  23.9
----------------------------------------------------------------------
Brazil - Generation                     39   23  69.6   32   19  68.4
----------------------------------------------------------------------
Brazil - Transmision                    46  100 -54.0   38   92 -58.7
----------------------------------------------------------------------
Peru                                    70   71  -1.4   50   50     -
----------------------------------------------------------------------
Argentina  - Generation                 58   60  -3.3   43   45  -4.4
----------------------------------------------------------------------
Argentina - Transmission                 7    6  16.7    7    5  40.0
----------------------------------------------------------------------
TOTAL Genco and transco                473  498  -5.0  362  382  -5.2
----------------------------------------------------------------------

                                         Operating      Operating
                                         cash flow        profit
----------------------------------------------------------------------
                                       1H    1H  % Chg 1H   1H  % Chg
                                       2004  2003      2004 2003
----------------------------------------------------------------------
Distribution
----------------------------------------------------------------------
Chile                                    80   75  6.7   71   67   6.0
----------------------------------------------------------------------
Colombia                                100   58 72.4   67   27 148.1
----------------------------------------------------------------------
Brazil                                   93  103 -9.7   66   78 -15.4
----------------------------------------------------------------------
Peru                                     34   37 -8.1   20   24 -16.7
----------------------------------------------------------------------
Argentina                                37   37    -   24   23   4.3
----------------------------------------------------------------------
TOTAL Distribution                      344  310 11.0  248  219  13.2
----------------------------------------------------------------------



    The main factors responsible for the performance of these items by country are explained below.

    Chile

    Operating profit from the Chilean generation business totalled Euro 104 million, a 4.0% increase on the first half of 2003.
    This was achieved despite the inclusion of results from the Canutillar plant in figures for the first half of 2003 before it was sold last year. Then this plant contributed 234 GWh of output and Euro 3 million of operating profit. In like-for-like terms; i.e. excluding earnings from the Canutillar plant, the operating profit of ENDESA's generation business in Chile grew 7.2%.
    The increase in sales obtained in the first half of 2004 was offset by a similar increase in energy purchases. The operating margin has had to absorb Euro 20 million in higher fuel and energy transmission costs.
    Meanwhile, the depreciation of the Chilean peso against the dollar allowed for a Euro 20 million increase in capitalized expenses compared to the same period last year.
    Lastly, Euro 7 million less were allocated to depreciation and amortization than in the first half of 2003.
    Operating profit in the Chilean distribution business totalled Euro 71 million, a 6% increase from the same period last year.
    This rise was fuelled by an Euro 11 million increase in the contribution margin (measured as the difference between revenues and energy purchases), which however was accompanied by a Euro 8 million increase in fixed costs.
    Endesa Chile has begun filling the reservoir of the hydro plant at Ralco, a 570 MW installation accounting for 15% of the company's total capacity. The plant will begin operating in the third quarter of this year and will meet 9% of the country's requirements.

    Colombia

    Operating profit in the Colombian generation business amounted to Euro 88 million, a 23.9% increase from the first six months of 2003.
    The entire increase was due to the higher gross margin, thanks to a Euro 19 million increase in revenues, a Euro 7 million decrease in energy purchases and raw materials and a Euro 8 million increase in electricity transmission costs.
    Operating profit from the Colombian distribution business was Euro 67 million, Euro 40 million higher than in the first half of 2003.
    This improvement was driven mainly by a 19.6% increase in the electricity tariff, which, coupled with the increase in energy sales led to a Euro 56 million rise in revenues, while energy purchases increased by only Euro 16 million.

    Brazil

    The Brazilian generation business recorded operating profit of Euro 32 million, Euro 13 million more than in the first half of 2003.
    The increase derived mostly from the start-up of the Fortaleza thermal plant, which contributed operating profits of Euro 18 million.
    Meanwhile, the Cachoeira Dourada plant has once again begun recording 100% of the CELG contract as the Precautionary Measure enforced by the authorities which obliged the company to record a lower sum than that stipulated by the contract has been lifted.
    Operating profit from the Brazilian distribution business totalled Euro 66 million, a 15.4% increase on the same period last year.
    Revenues advanced Euro 72 million or 20.1% thanks to the 31% increase in tariffs for COELCE and the 15% hike for CERJ. Meanwhile, energy purchases rose Euro 68 million, while fixed costs were Euro 17 million higher.
    Finally, operating profit deriving from the interconnection between Brazil and Argentina was Euro 38 million in the first half of 2004, 58% lower than the figure obtained in the same period last year. This decline derives from the impact on revenues of the dollar's depreciation against the euro with respect to the first half of 2003 and 2004, as interconnection revenues are expressed in dollars, and the renegotiation of the contract with Argentine company COPEL.

    Peru

    Operating profit from the generation business in Peru totalled Euro 50 million, the same as in the first half of 2003.
    The Euro 3 million decrease in the gross margin was offset by similar reduction in fixed costs.
    Operating profit from the generation business in Peru in euros was broadly flat, as the Peruvian sol's 9.7% depreciation vis-a-vis the euro between the periods was offset by the 10% increase in operating profit in local currency.
    Operating profit from Peruvian distribution amounted to Euro 20 million, a 16.7% decrease from the first half of 2003.
    This decline was due to the Euro 5 million lower gross margin caused by the sol's depreciation, whereas in local currency the gross margin was unchanged.

    Argentina

    Argentine generation produced operating profit of Euro 43 million, 4.4% less than in the same period last year.
    The fall was the result of a Euro 2 million increase in fixed costs in euros.
    The gross margin in euros was unchanged, as the 8% increase in local currency was enough to offset the Argentine peso's fall against the euro.
    In distribution, operating profit in Argentina totalled Euro 24 million in the first half of 2004, 4.3% more than in the same period of 2003.
    The increase was the result of a decrease in fixed costs. The gross margin was similar to that of the first half of 2003.

    2.2 Financial results

    ENDESA reported financial losses of Euro 459 million in the first half of 2004 compared to losses of Euro 347 million in the same period of 2003. These break down as follows:

                                                     Euro million
----------------------------------------------------------------------
                                                  1H   1H   Chg % Chg
                                                  2004 2003
----------------------------------------------------------------------
Financial revenues                                 86  138  (52)-37.7
----------------------------------------------------------------------
Financial expenses                               (691)(737)  46  -6.2
----------------------------------------------------------------------
Foreign exchange differences                        9  169 (160)  N/A
----------------------------------------------------------------------
Monetary correction                               142   87   55  63.2
----------------------------------------------------------------------
Change in provisions                               (5)  (4)  (1)-25.0
----------------------------------------------------------------------
Total financial result                           (459)(347)(112)-32.3
----------------------------------------------------------------------


    Net debt at 30 June 2004 was Euro 17,157 million, Euro 93 million less that at 31 December 2003 and Euro 739 million less than at the end of the first quarter this year.

    The breakdown by business area and its average cost in the first half of 2004 was as follows:


                                                              Average
                                                               cost
                                                                1H
                                           Debt    Debt        2004
   (Euro million)                       06/30/04 06/30/03 Chg   (%)
-------------------------------------------------------------------
Spanish electricity business              6,131   6,429  (298) 5.15
-------------------------------------------------------------------
European electricity business             2,546   2,437   109  2.69
-------------------------------------------------------------------
Latin America electricity business        6,452   6,560  (108) 7.51
-------------------------------------------------------------------
  ENERSIS                                 4,610   4,630   (20) 8.67
-------------------------------------------------------------------
  Others                                  1,842   1,930   (88) 4.30
-------------------------------------------------------------------
Other businesses                          2,028   1,824   204  3.60
-------------------------------------------------------------------
TOTAL                                    17,157  17,250   (93) 5.52
-------------------------------------------------------------------


    2.2.1 Financial expenses

    Financial expenses totalled Euro 691 million, Euro 46 million less than in the first half of 2003.
    Of this amount, Euro 599 million correspond to debt interest, compared to Euro 652 million in the first half of 2003, an 8.1% reduction. The rest corresponds to the financial updating of provisions.
    ENDESA's total debt for the first six months of this year had an average cost of 5.52% versus 5.18% in the first half of 2003. For the Enersis Group, the average cost rose from 7.54% to 8.67%. The average cost of ENDESA's debt ex Enersis Group was 4.36%, versus 4.27% in the first half of 2003.
    The higher average cost of debt was due to the hedging policy followed in 2003, which enabled the ENDESA Group to have 89% of its consolidated debt at a fixed or protected interest rate for an average period of 5 years, to the extension of the average life of its debt to
5.3 years and to the conversion of part of Enersis's dollar debt into Chilean peso.
    In this way, the company reduces significantly the risk of the potential impact of a rise in interest rates on the P&L and diminishes refinancing risk by extending the average life of its debt in exchange for bearing slightly higher cost of debt.

    2.2.2 Foreign exchange differences

    Net forex differences in the first half of 2004 produced a gain of Euro 9 million.
    The repayment of dollar-denominated debt in Spain produced a positive result of Euro 77 million.
    Meanwhile, the Chilean peso's 6.7% depreciation against the dollar led to negative forex differences in the P&L of Euro 58 million.
    We would point out that from 1 January 2004, ENDESA has adapted its dollar debt hedging policies, both financial and accounting, to IAS.
    In accordance with this criteria, debt in US$ to finance assets that produce revenues in dollars or indexed to the dollar are considered debt hedges.
    Exchange differences arising from this debt, both positive and negative, are directly recorded against equity and then taken to the P&L as the dollar revenues it covers are obtained. This situation is mostly evidenced in the generation business and interconnection between Brazil and Argentina.
    In order to adapt to this policy, ENDESA cancelled a total of US$ 296 million of debt held in Spain in the first half of 2004. In the meantime, Enersis converted US$ 650 million of debt in Unidades de Fomento (Chilean pesos indexed to inflation).

    2.3 Equity income

    The main highlight of the first half of 2004 involving equity-accounted companies is the improvement in results of the telecommunications business.

    2.3.1 Telecommunications

    Spanish operator AUNA contributed Euro 2 million in profits from ENDESA's shareholding, while the Chilean mobile company Smartcom contributed to ENDESA's profits for the first time ever, with Euro 4 million, signalling improvements of Euro 30 million and Euro 21 million, respectively, versus their contributions in the first half of 2003.
    At 30 June 2004, Auna had 8,690,000 mobile phone clients (530,000 more than at the end of 2003) and more than 680,000 cable network clients (45,500 more than at the end of 2003).
    At that date, ENDESA's 32.89% stake in AUNA had a book value of Euro 1,266 million, that is well below its market value in accordance with the analyst's market consensus.
    Smartcom had a total customer base of 1,320,000 at 30 June 2004, 150,000 more than at the end of 2003.

    2.3.2. Total result for equity-consolidated companies

    Earnings of equity-consolidated companies attributable to ENDESA in the first half of 2004 were Euro 35 million, an improvement of Euro 49 million versus the first half of 2003.
    The main items of this amount, aside from that which corresponds to the telecommunications investments already mentioned, correspond to the assets of the European electricity business in which ENDESA currently has an interest of less than 50% and whose results, accordingly, are recorded by the equity method.
    Specifically, earnings from these assets totalled Euro 15 million in the first half of 2004, of which Euro 9 million correspond to the Portuguese generator Tejo Energia and Euro 6 million to SNET.

    2.4 Extraordinaries

    Extraordinary results for the first half of 2004 were Euro 183 million.
    Of this amount, Euro 102 million corresponded to capital gains from the sale of ENDESA's 11.64% stake in Aguas de Barcelona, Euro 8 million to proceeds from the disposal of the NETCO Redes shareholding and Euro 11 million to capital gains from the sale of real estate assets.
    Extraordinaries also included a Euro 19 million charge against earnings from grants and plants awarded, which offset depreciation charges recorded under operating profit.
    The rest corresponds mostly to changes in provisions. These include an additional allocation of Euro 18 million for the full write-off of ENDESA's investments and loans granted to subsidiaries in Argentina.
    Allocations made for the year cover the increase in equity of these companies in the first half of 2004 caused by the Argentine peso's 3.9% appreciation against the euro and the positive results obtained by these companies in the period. With the additional allocation, the provision amounts to Euro 199 million.

    3 Information by business line

    ENDESA's main P&L and balance sheet figures in the first half of 2004, with a breakdown by business line, are as follows.

                                       Euro million
----------------------------------------------------------------------
                                                              Fixed
                                            Operating  Net   tangible
                                  Revenues    profit  profit  assets
----------------------------------------------------------------------
Generation in Spain                 2,126       508     283    8,059
----------------------------------------------------------------------
Distribution in Spain               2,619       321     189    6,939
----------------------------------------------------------------------
Supply in Spain                       951        63      47        5
----------------------------------------------------------------------
Europe                              1,122       222     100    2,625
----------------------------------------------------------------------
Latin America                       1,934       582      47    8,908
----------------------------------------------------------------------
Other businesses                       66        19     136      463
----------------------------------------------------------------------
Services                               87         9      12       63
----------------------------------------------------------------------
Corporate structure                   166        62     (25)      11
----------------------------------------------------------------------


    4 Cash flow and investments

    Total investments in the first half of 2004 were Euro 1,437 million, broken down as follows:

                                                    Euro million
----------------------------------------------------------------------
                                                06/30/04 06/30/03 Chg
----------------------------------------------------------------------
Tangibles                                          874      822    52
----------------------------------------------------------------------
Intangibles                                         10       26   (16)
----------------------------------------------------------------------
Financial                                          553      113   440
----------------------------------------------------------------------
Total investments                                1,437      961   476
----------------------------------------------------------------------


    By business line, tangible investments break down as follows:

                                               Euro million
----------------------------------------------------------------------
                                       Electricity
                                         business       Others  Total
----------------------------------------------------------------------

                                   Spain  Europe  Latin
                                                 America
----------------------------------------------------------------------
Generation                           132    79     107     52    370
----------------------------------------------------------------------
Distribution                         337           109           446
----------------------------------------------------------------------
Others                                46             5      7     58
----------------------------------------------------------------------
Total                                515    79     221     59    874
----------------------------------------------------------------------

    Capex on distribution in Spain increased by 51.1% in January-June 2004 compared to the same period in 2003. This increase is part of the effort being made by the Company to enhance the quality of its service.
    We would point out that, in accordance with information provided by the utility companies to the financial markets, ENDESA will cover 52% of the total investments in generation and distribution businesses for the period 2004-2008, a much higher percentage than its current market share in both business lines.
    On the other hand, the main financial investments already made during the first half of the year, were the acquisition of an additional 3% stake in AUNA for Euro 261 million and the Euro 187 million capital increase at Smartcom - this was made by converting existing loans into capital and therefore did not requiring any further outflow of funds.
    Meanwhile, divestments totalled Euro 332 million, of which Euro 238 million were from the sale of the Aguas de Barcelona shareholding and Euro 51 million from the NETCO Redes stake.
    Cash flow from operations came to Euro 1,845 million in the first half of 2004, 0.2% higher than the same period in 2003.
    Euro 107 million were also obtained from the change in working capital after deducting the impact of dividend payments.
    This cash flow covered net investments (Euro 1,105 million), the interim dividend paid to ENDESA shareholders on 2 January 2004 (Euro 280 million), the dividends paid to minority shareholders in subsidiaries (Euro 98 million) and the payment of obligations already provisioned, mostly for headcount reduction programs (Euro 299 million).
    Cash flow in the period was enough to reduce debt by Euro 229 million. Debt also declined by Euro 42 million as a result of changes to the consolidation perimeter, mostly owing to the disposal of NETCO Redes. Lastly, the fluctuation of the euro's exchange rate vis-a-vis currencies in which subsidiaries have denominated debt led to a Euro 178 million increase in debt. The combined effect was a reduction of Euro 93 million in net debt in the first half of 2004.

    5 Financial structure

    At 30 June 2004, ENDESA's shareholder equity was Euro 8,975 million, an increase of Euro 174 million compared to 31 December 2003. Deducted from this amount is the Euro 464 million final dividend paid on 1 July 2004.
    Equity of subsidiaries attributable to minority shareholders at that date stood at Euro 5,108 million, an advance of Euro 163 million compared to the end of 2003.
    Therefore, equity increased by Euro 337 million in the first quarter of 2004, to Euro 14,083 million.
    The increase in equity and Euro 93 million decline in net debt left a leverage ratio at 30 June 2004 of 121.8%, compared to 125.5% at 31 December 2003, indicating the Company continues to meet the debt-reduction targets included in the Strategic Plan for 2004-2008.

    The breakdown of this debt at 30 June 2004 is as follows:

                                          Euro million
----------------------------------------------------------------------
                                  ENDESA in Spain   ENERSIS   Total
                                     and direct      group    ENDESA
                                    subsidiaries               group
----------------------------------------------------------------------
Euro                                    11,916         4       11,920
----------------------------------------------------------------------
Dollar                                     572      2,913       3,485
----------------------------------------------------------------------
Other currencies                            59      1,693       1,752
----------------------------------------------------------------------
Total                                   12,547      4,610      17,157
----------------------------------------------------------------------
Fixed rate                               9,360      3,633      12,993
----------------------------------------------------------------------
Hedged rate                              1,662        563       2,225
----------------------------------------------------------------------
Variable rate                            1,525        414       1,939
----------------------------------------------------------------------
TOTAL                                   12,547      4,610      17,157
----------------------------------------------------------------------
Average life (years)                       4.9        6.2         5.3
----------------------------------------------------------------------


    Lastly, we would point out that at 30 June 2004 the liquidity of ENDESA in Spain and its direct subsidiaries stood at Euro 3,937 million, of which Euro 3,708 million corresponded to undrawn credit lines. This sum covers maturities falling due in the next 19 months for this group of companies.
    Also at that date, the Enersis Group had a cash position of Euro 474 million, which is sufficient to cover debt maturities for the next 11 months, excluding debt maturities for the Argentine subsidiaries. As has become usual practice, given the economic situation of that country all their debt is short-term and rolled over on a recurrent basis.
    Finally, we would point out that during July 2004, ENDESA has reached a preliminary agreement on the terms and conditions for its first private placement of long term debt in the US for an amount US$ 575 million, at terms from 7 to 15 years (average life of 10 years). ENDESA, S.A. acts as a supporter of the issuer, International ENDESA B.V. .The transaction is conditioned to the signing of the definitive documents and the completion of other customary market conditions. Final closing and the disbursement are expected by September 2004.

    6. Statistical appendix

    6.1 Physical data

----------------------------------------------------------------------
Electricity generation in Spain (GWh)     1H 04     1H 03    Chg %
----------------------------------------------------------------------
Peninsular generation                     42,715   39,863     7.2
----------------------------------------------------------------------
Nuclear                                   14,240   13,350     6.7
----------------------------------------------------------------------
Coal                                      17,477   16,708     4.6
----------------------------------------------------------------------
Hydro                                      6,534    6,864    (4.8)
----------------------------------------------------------------------
CCGT                                       2,907    1,366    112.8
----------------------------------------------------------------------
Fuel-oil                                    484       620   (21.9)
----------------------------------------------------------------------
Special regime                            1,073       955    12.4
----------------------------------------------------------------------
Non-peninsular generation                 6,200     5,808     6.7
----------------------------------------------------------------------
TOTAL                                    48,915    45,671     7.1
----------------------------------------------------------------------

----------------------------------------------------------------------
Electricity generation in Europe (GWh)   1H 04     1H 03      Chg %
----------------------------------------------------------------------
Coal                                     2,892     1,227      135.7
----------------------------------------------------------------------
Hydro                                    1,351       893      51.3
----------------------------------------------------------------------
CCGT                                     2,823        na       na
----------------------------------------------------------------------
Fuel-oil                                 3,814      6,477     (41.1)
----------------------------------------------------------------------
TOTAL                                   10,880      8,597      26.6
----------------------------------------------------------------------

----------------------------------------------------------------------
Electricity generation in Latin
 America (GWh)                           1H 04      1H 03     Chg %
----------------------------------------------------------------------
Chile                                     7,788     8,534     (8.7)
----------------------------------------------------------------------
Argentina                                 8,060     4,860     65.8
----------------------------------------------------------------------
Peru                                      2,568     2,412      6.5
----------------------------------------------------------------------
Colombia                                  6,088     5,077     19.9
----------------------------------------------------------------------
Brazil                                    2,623     1,172     123.8
----------------------------------------------------------------------
TOTAL                                    27,127    22,055     23.0
----------------------------------------------------------------------

----------------------------------------------------------------------
Electricity Sales (GWh)                   1H 04    1H 03      Chg %
----------------------------------------------------------------------
Electricity business in Spain             47,593   45,123      5.5
----------------------------------------------------------------------
Regulated market                          33,094   33,140     (0.1)
----------------------------------------------------------------------
Deregulated market                        14,499   11,983      21.0
----------------------------------------------------------------------
Electricity business in Europe            12,940    9,310      39.0
----------------------------------------------------------------------
Electricity business in Latin America     25,827   24,284      6.4
----------------------------------------------------------------------
Chile                                      5,539    5,103      8.5
----------------------------------------------------------------------
Argentina                                  6,726    6,240      7.8
----------------------------------------------------------------------
Peru                                       2,097    1,977      6.1
----------------------------------------------------------------------
Colombia                                   4,754    4,517      5.2
----------------------------------------------------------------------
Brazil                                     6,711    6,447      4.1
----------------------------------------------------------------------
TOTAL                                     86,360   78,717      9.7
----------------------------------------------------------------------


----------------------------------------------------------------------
Ventas de gas (GWh)                       1H 04    1H 03     Chg %
----------------------------------------------------------------------
Regulated market                          2,271     2,097     8.3
----------------------------------------------------------------------
Deregulated market                        4,984     2,949    69.0
----------------------------------------------------------------------
TOTAL                                     7,255     5,046    43.8
----------------------------------------------------------------------

----------------------------------------------------------------------
Plantilla                               06/30/04  06/30/03    Chg %
----------------------------------------------------------------------
Electricity business in Spain            13,550     13,568   (0.1)
----------------------------------------------------------------------
Electricity business in Europe            1,105      1,160   (4.7)
----------------------------------------------------------------------
Electricity business in Latin America    11,639     11,617    0.2
----------------------------------------------------------------------
Other businesses                            186        347   (46.4)
----------------------------------------------------------------------
TOTAL                                    26,480     26,692   (0.8)
----------------------------------------------------------------------


6.2 Financial data

----------------------------------------------------------------------
Valuation parameters                      1H 04     1H 03    Chg %
----------------------------------------------------------------------
Earnings per share (EPS) (EUR)            0.75      0.83    (9.9)
----------------------------------------------------------------------
Cash-flow per share (EUR)                 1.74      1.74     0.2
----------------------------------------------------------------------
Book value per share (EUR)                8.48      8.14     4.1
----------------------------------------------------------------------

----------------------------------------------------------------------
Net financial debt (EUR million)          06/30/04 12/31/03  Chg %
----------------------------------------------------------------------
Electricity business in Spain               6,131   6,429   (4.6)
----------------------------------------------------------------------
Electricity business in Europe              2,546   2,437    4.5
----------------------------------------------------------------------
Electricity business in Latin America       6,452   5,560   (1.6)
----------------------------------------------------------------------
     Enersis                                4,610   4,630   (0.4)
----------------------------------------------------------------------
     Rest                                   1,842   1,930   (4.6)
----------------------------------------------------------------------
Other businesses                            2,028   1,824    11.2
----------------------------------------------------------------------
TOTAL                                      17,157  17,250   (0.5)
----------------------------------------------------------------------

----------------------------------------------------------------------
Leverage ratio                            121.8%    125.5%     na
----------------------------------------------------------------------
Net financial debt/ Operating cash-flow      3.3       3.6     na
----------------------------------------------------------------------
Operating cash-flow /Financial expenses      5.0       4.6     na
----------------------------------------------------------------------

----------------------------------------------------------------------
Rating (07-28-04)                      Long term Short term Outlook
----------------------------------------------------------------------
Standard & Poor's                          A         A-1   Negative
----------------------------------------------------------------------
Moody's                                   Baa1       P-2   Positive
----------------------------------------------------------------------
Fitch                                      A          F1    Stable
----------------------------------------------------------------------

----------------------------------------------------------------------
Main debt placements                        Spread over IRS (b.p.)
----------------------------------------------------------------------
                                           06/30/04       12/31/03
----------------------------------------------------------------------
1,6 yrs 750M(EUR) 5.25% Maturity Feb. 2006    17             26
----------------------------------------------------------------------
5,0 yrs 700M(EUR) 4.375% Maturity June 2009   35             35
----------------------------------------------------------------------
8,0 yrs 400M GBP 6.125% Maturity June 2012    55             47
----------------------------------------------------------------------
8,7 yrs 700M(EUR) 5.375% Maturity Feb. 2013   46             45
----------------------------------------------------------------------


----------------------------------------------------------------------
Stock data                               06/30/04 06/30/03   Chg %
----------------------------------------------------------------------
Market cap (EUR million)                  16,771    15,437   8.6
----------------------------------------------------------------------
Outstanding number of shares (million) 1,058.752 1,058.752    --
----------------------------------------------------------------------
Nominal value (EUR)                          1.2       1.2    --
----------------------------------------------------------------------

----------------------------------------------------------------------
Stock exchange data                  1H 04          1H 03       Chg %
----------------------------------------------------------------------
Volume (shares)
----------------------------------------------------------------------
     Madrid Stock Exchange        1,226,950,297  1,317,278,750  (6.9)
----------------------------------------------------------------------
     NYSE                            14,506,800     16,103,400  (9.9)
----------------------------------------------------------------------
Daily average transactions (shares)
----------------------------------------------------------------------
     Madrid Stock Exchange            9,737,700     10,623,215  (8.3)
----------------------------------------------------------------------
     NYSE                               116,990        129,866 (10.0)
----------------------------------------------------------------------


----------------------------------------------------------------------
Stock price                       Max      Min
                                 1H 04    1H 04   06/30/04  06/30/03
----------------------------------------------------------------------
Madrid Stock Exchange (EUR)      16.18    14.01     15.84    14.58
----------------------------------------------------------------------
NYSE (USD)                       20.44    17.28     18.93    16.30
----------------------------------------------------------------------


----------------------------------------------------------------------
Dividends ((EUR)/share)                      Against 2003 results
----------------------------------------------------------------------
Interim dividend (01/02/04)                         0.264
----------------------------------------------------------------------
Final dividend (07/01/04)                           0.439
----------------------------------------------------------------------
Total dividend per share                            0.703
----------------------------------------------------------------------
Pay-out                                             56.7%
----------------------------------------------------------------------
Dividend yield (06/30/04)                           4.44%
----------------------------------------------------------------------



    CONTACT: ENDESA
             Investor Relations:
             Madrid +34-91-213-1829
             New York +1-212-750-7200
             ir@endesa.es
             http://www.endesa.es

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: July 28th, 2004                  By:/s/ David Raya
                                           --------------
                                                Name: David Raya
                                                Title: Manager of North America
                                                       Investor Relations